

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re:** **VoiceServe, Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 29, 2010 as amended November 10, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-51882**

Dear Mr. Bibelman:

We have reviewed your response dated December 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Note 8. Common stock issuances, page F-14

1. We note your response to comment one from our letter dated January 5, 2011. While you have provided arguments supporting some level of a discount with respect to the holding period, including some qualitative factors, you have not provided any evidence to support the specific percentage you utilized. Further, we note from your

response that you believe a discount is also supported by the fact that you have had losses since inception. Please note that your ongoing losses are a factor that is already built into the market price as listed on the OTC:BB and should not be a factor that impacts the discount percentage.

- Please tell us in detail your specific objective quantitative support for the 50% discount that should be based solely on factors that arise from the expected holding period of the restricted stock.

- With respect to any marketability discount, tell us the specific quantitative method you used to estimate the discount for the lack of marketability of your stock. Include in your response the specific quantitative inputs used in the method and the basis for such inputs. In addition, if you did not use a methodology such as the Finnerty method, tell us the factors you considered in concluding not to use a widely accepted methodology in determining the size of any marketability discount and the factors you considered in using the other method or no quantitative method at all.

- In addition, tell us if you plan to register some or all of the restricted stock and explain to us why the restricted stock was not registered in the pending registration statement.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
Christine M. Melilli, Esq.
Anslow & Jaclin, LLP